

May 15, 2015

Via E-mail
Mark Gilreath
President and Chief Executive Officer
ECPM Holdings, LLC
11810 Wills Road
Alpharetta, Georgia 30009

> **Re: ECPM Holdings, LLC**
> **Registration Statement on Form S-1**
> **File May 5, 2015**
> **File No. 333-203883**

Dear Mr. Gilreath:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Artwork

1. We note the prominent graphics regarding your Fuse system. Please highlight the amount of revenue attributable to sales of that product.

2. We note the extensive graphics and text on the front and back cover pages. Text in this context should be used only to the extent necessary to explain briefly the visuals in the presentation. The text should not be excessive or overwhelm the visual presentation. Please revise your graphics accordingly.

3. Refer to the back cover. If you elect to refer to your "Strong revenue growth," "90% CAGR since 2008" and revenues of $61.4 million in 2014, please also disclose in equally prominent and sized font your history of net losses of $1.2 million, $23.9 million and $53.6 million in fiscal 2012, 2013 and 2014, respectively. Also include a graph

displaying the increasing losses, so that investors can compare with the revenue increase graph you have already included.

Description of Capital Stock, page 170

4.   Please revise to describe Article IX of Exhibit 3.1. Also add any appropriate risk factors.

Exhibits, page II-7

5.   Article VII(a) of Exhibit 3.1 states that your shareholders may act by written consent. On page 55 of your registration statement and in Section 2.10 of Exhibit 3.2, you state that your shareholders are prohibited from acting by written consent. Please reconcile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Keith M. Townsend